HAYWARD HOLDINGS, INC.

400 Connell Drive
Suite 6100
Berkeley Heights, NJ 07922

March 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Foland/Jan Woo—Legal
Brittany Ebbertt/Kathleen Collins—Accounting

Re:	Hayward Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-253184)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hayward Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on March 11, 2021, or as soon as possible thereafter. The Company hereby authorizes Craig Marcus and Rachel Phillips of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please notify Rachel Phillips of Ropes & Gray LLP, counsel to the Company, at (212) 841-8857 as soon as the registration statement has been declared effective.

Very truly yours,

HAYWARD HOLDINGS, INC.

By:	/s/ Eifion Jones
Eifion Jones
Senior Vice President and Chief Financial Officer